THE PITCH

Third Cliff Bakery is seeking investment to open a bakery & cafe in the VITA, a mixed-use development opening this summer.

THE ENTREPRENEUR

Meg Crowley
Owner
READ BIO

$0 INVESTED
towards a $75,000 target raise

60 DAYS REMAINING
until the round closes

10 YEAR REVENUE SHARE
from an Equity-alternative Revenue Note

INVEST

Conditional refund applies

Business Plan | Terms & Returns

SHARE

Third Cliff Bakery

TYPE OF BUSINESS

Fast Casual

LOCATION

3525 Washington Street
Jamaica Plain, MA 02130


JAMAICA PLAIN
Centre St
South St
Sedgwick St
Bardwell St
Carolina Ave
Arnold Arboretum of Harvard University
Custer St
Child St
St Joseph St
Jamaica St
McBride St
Boynton St
Hall St
St Rose St
Arborway
Centre St
Spalding St
Lee St
Call St
Elm St
Newbern St
Everett St
Union Ave
Washington St
Glen Rd
Sigourney St
Franklin Park - Overlook Ruins
Kenton Rd
Gartland St
Williams St
STONYBROOK
Brookley Rd
Forest Hills St
Arborway
Morton St
Washington St
Bussey Brook Meadow
Tower St
Woodlawn St
Weld Hill St
Forest Hills Ave
Morton St

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THE OPPORTUNITY

- The Washington Street corridor is quickly becoming a bustling hub, but **currently lacks a bakery & breakfast spot** for residents and commuters.
- Boston's Planning & Development Agency's 2017 neighborhood study demonstrated that **residents demand small businesses who value community, sustainability, and civic engagement.**
- **More than 3,780 new residential units are currently planned or now under construction** in the Jamaica Plain/Roxbury area.
- **Five condominiums** (ranging from 10 to 90+ units) within a half mile radius of Third Cliff's location **are slated to open over the next 18 months**.
- **Third Cliff will be located in the VITA** alongside 82 residential units, medical and dental offices, a bank, and gym. A car wash and laundromat across the street, and the nearby English High School will attract additional patrons.
- Foot traffic is estimated at a **baseline of several hundred per week**.

WHY THIRD CLIFF?

- Third Cliff has already been operating for the past three years as the *Third Cliff Trike* (a 'mobile cafe on three wheels') with **steadily increasing orders**.
- The Trike's presence at the Egleston Square Farmers Market (where Third Cliff's founder co-heads the advisory committee) has built a **local following in Jamaica Plain**.
- Founder **Meg Crowley** has participated in CommonWealth Kitchen, The Boston Foundation's MassChallenge Bootcamp, and the Cultivating Small Business program, through which she has built a **strong board of advisors**, including experts in the restaurant industry, business development, marketing, and small business accounting.

THE COMPETITION

- **Brassica Cafe** is several blocks away from the VITA, across a major road with a dangerous intersection.
- **Fiore's Cafe** is comparably far from the VITA, has a more traditional bakery menu than Third Cliff's, and inadequate seating.
- **Blue Frog** is a traditional patisserie with no seating.
- **Exodus Bagels** is hyper-focused on bagels. Their coffee program is auxiliary and they have shorter opening hours than Third Cliff with a quarter as much seating.

- *All of these businesses have significantly less parking available than Third Cliff.*

BUSINESS MODEL

- **Retail Sales** - Counter service will be available seven days per week from 7AM-6PM, accounting for 70-80% of the total projected revenue.
- **Wholesale** - Select packaged goods (granola, shortbread, etc.) will be sold to artisanal food shops and independent grocers to bolster cashflow in the off-season.
- **Catering** - Utilizing the *Third Cliff Trike* as special event rental available with catering orders, breakfast and special event catering will further bolster cash flow in the off-season.
- **Web Sales** - Leveraging existing systems, Third Cliff will expand reach nationally by offering select items online.
- **Special Events** - After-hours pastry/cake decorating classes, art/performance receptions, community meetings/lectures, supper series with peer tastemakers, and fundraising dinners to support organizations that share our values will boost revenue and further engage the community.
- *Third Cliff Bakery's projected expenses include 20% cost of goods, 40% labor, 5% sales and 15% overhead. They plan to open with 11% debt service and 9% net operating profit, which will initially be reinvested to ease cash flow and support rapid growth within the first few years.*

THIRD CLIFF'S VALUES

- **Community** - Third Cliff has already spent several years as a part of the Jamaica Plain community. By putting down roots with its first brick-and-mortar location, Third Cliff will welcome members of community organizations like *Community Servings, The Meeting Point*, and *Ethos*. The cafe will feature the work of local artists on its walls and, as the team grows, Third Cliff will focus on hiring from within the community as well.
- **Quality** - Third Cliff blends classic pastry technique with emerging trends and unusual flavors. The menu features brown butter & cinnamon rice krispie treats and black pepper, cardamom & plum hand pies.
- **Sustainability** - Third Cliff Bakery embraces eco-friendly business practices. Third Cliff currently offers biodegradable straws, composts production scraps, and is always exploring further ways to minimize its environmental impact.
- **Fair Employment** - Third Cliff believes that modern small businesses should be ethically operated. Third Cliff has developed a set of culture and employee documents to ensure all policies and practices are rooted in our values.

Review the supplemental documents for additional information.

THIRD CLIFF BAKERY'S BUDGET

This is an approximate plan for the use of funds if Third Cliff Bakery receives:

Target investment amount   ○ Maximum investment amount

Leasehold improvements	$40,000
Pre-operating overheads	$10,000
Furniture, fixtures & equipment	$10,000
Working Capital	$10,500
Compensation to Mainvest	$4,500
Total	**$75,000**

THIRD CLIFF BAKERY'S PROJECTIONS



Investor returns are based on this business's gross revenue.

SUPPLEMENTAL DOCUMENTS

- **Business Plan**
  DOWNLOAD

- **Sample Summer Menu**
  DOWNLOAD

- **Marketing Strategy**
  DOWNLOAD

INVESTMENT PROGRESS



Target Raise: $75,000

$0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 $70,000 $80,000

THIS INFORMATION IS PROVIDED BY THIRD CLIFF BAKERY. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEWED OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION ON THE ISSUER AND ITS BUSINESS PLAN, REVIEW THE OFFERING MEMORANDUM OR ASK THE ENTREPRENEURS DIRECTLY IN THE DISCUSSION SECTION.

Interested in investing?

REVIEW THE TERMS

THE PITCH

Third Cliff Bakery is seeking investment to open a bakery & cafe in the VITA, a mixed-use development opening this summer.

THE ENTREPRENEUR

Meg Crowley
Owner
READ BIO

$0 INVESTED
towards a $75,000 target raise

60 DAYS REMAINING
until the round closes

10 YEAR REVENUE SHARE
from an Equity-alternative Revenue Note

INVEST

Conditional refund applies

Business Plan | **Terms & Returns**

SHARE

If you invest $100, you receive a share of Third Cliff Bakery's revenue until **June 30th, 2029**beginning in 60 days.



EARLY INVESTOR PERK

Third Cliff Champion

Enjoy a beverage on the house - either at the Third Cliff Trike pre-opening or at the cafe after grand opening - and joi...

AVAILABLE TO INVESTORS OF $100 OR MORE

How Your Investment Works



Equity-alternative Revenue Note

If you invest in Third Cliff Bakery and they raise at least $75,000 by May 31st, 2019, **you will be issued an Equity-alternative Revenue Note**.



Repayment Terms

You receive your proportional share of **3% to 4%** of the business's gross revenue until 6/30/2029. If you receive the amount you invested before then, the business's revenue share changes to 1% to 1.3%.



Maturity Date

If you haven't received the amount you invested by **June 30th, 2029**, it comes due regardless of Third Cliff Bakery's revenue.



Conditional Refund

If Third Cliff Bakery doesn't raise at least **$75,000 by May 31st 2019**, all investors will be fully refunded and no perks will be distributed.



Maximum Investment Amount

Third Cliff Bakery will not accept additional investment this round once it has received **$107,000**.



Have Questions?

If you have questions about this business, ask the entrepreneurs in the discussion section. Ask us about investing on MainVest.

SUMMARY OF TERMS

Target Raise	$75,000
Maximum Raise	$107,000
Round Closes	5/31/2019
Investment Vehicle	EaRN
Revenue Share *Accelerated Returns Phase*	3%-4%
Revenue Share *EARN-out Phase*	1%-1.3%
Maturity Date	6/30/2029
Seniority	Subordinated
Securitization	Unsecured

Review the offering memorandum and the note agreement for further information.

Only invest an amount you would feel comfortable losing.

Investing in private businesses is risky.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. *Though potential returns are designed to reflect that risk,* there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

VIEW THE EDUCATIONAL MATERIALS

Investing in this business is risky.

Running a small business is difficult. There are many reasons why Third Cliff Bakery may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

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